FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of April 2012
No. 05

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

On April 30, 2012, the registrant announces TowerJazz Announces Sponsorship of GSA Executive Forum and ChipEx 2012 Conferences, Gains Market Visibility in Europe and Israel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: April 30, 2012	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz Announces Sponsorship of GSA Executive Forum and ChipEx 2012
Conferences, Gains Market Visibility in Europe and Israel

Dr. Itzhak Edrei, TowerJazz President, to Present Keynote at the ChipEx 2012 Israel
Executive Summit

MIGDAL HAEMEK, Israel., April 30, 2012 – TowerJazz, the global specialty foundry leader, today announced sponsorship of the GSA European Executive Forum and the ChipEx 2012 conferences. TowerJazz is a gold sponsor at the GSA event on May 8-9 in Geneva, Switzerland and will exclusively sponsor the Israeli Executive Summit event at ChipEx 2012 where Dr. Itzhak Edrei, TowerJazz President will present a keynote speech on May 1st in Tel-Aviv, Israel.

As the worldwide market leader in specialty foundry process technologies, TowerJazz focuses on multiple geographic regions and offers global sourcing on three continents. TowerJazz provides a broad range of process and IP offerings in power management, CMOS image sensors, RF and high performance analog technologies as well as process transfer optimization services. As the only pure-play foundry in Israel, TowerJazz maintains a strong local presence and operates two local manufacturing facilities that provide sourcing for companies worldwide.  The headquarters’ close proximity to Europe allows TowerJazz to facilitate strong customer support and onsite technical assistance where needed.

“We are proud to be a gold sponsor of the GSA event as the European market is important to us. With our headquarters located in Israel, we are in close proximity to our European customers and we continue to increase market share in this region. I am also pleased to provide a keynote at the Israeli Executive Summit at ChipEx 2012 in Tel-Aviv, for which TowerJazz is the exclusive sponsor. I look forward to sharing our advancements and new initiatives on our specialty process technologies with the leading companies attending this conference,” said Dr. Itzhak Edrei, President, TowerJazz.

TowerJazz will exhibit at the GSA European Executive Forum on May 8-9 in Geneva, Switzerland, at booth #8. For more information, please contact Franz Riedlberger, TowerJazz Director of Sales and Marketing in Europe at franz.riedlberger@towerjazz.com.

At the ChipEx 2012 conference on May 1-2 in Tel Aviv, Israel, TowerJazz will exhibit at booth #19. For more information, please contact Oded Harel, TowerJazz Director of Sales and Marketing in Israel, at oded.harel@towerjazz.com.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as CMOS and MEMS capabilities. TowerJazz also offers a world-class design enablement platform that complements its sophisticated technology and enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Technology Optimization Process Services to IDMs as well as fabless companies that need to expand capacity, or progress from an R&D line to a production line. To provide multi-fab sourcing, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Company/Media Contact: Lauri Julian , 949/435-8181, lauri.julian@towerjazz.com
Investor Relations Contact: Levi Noit, +972 4 604 7066, noit.levi@towerjazz.com